EXHIBIT 99.1
Glossary

British Thermal Unit (BTU)

A BTU is the amount of heat required to raise the temperature of 1 pound (0.454 kg) of liquid water by 1 °F (0.56 °C) at a constant pressure of one atmosphere.

Gigawatt (GW)

The gigawatt is equal to one billion watts or 1 gigawatt = 1000 megawatts. This unit is sometimes used for large power plants or power grids.

Kilowatt (KW)

The kilowatt is equal to one thousand watts. One kilowatt is approximately equal to 1.34 horsepower. A small electric heater with one heating element can use 1.0 kilowatt, which is equivalent to the power of a household in the United States averaged over the entire year.

Kilowatt Hour (Kwh)

The kilowatt hour, or kilowatt-hour is a unit of energy equal to 1,000 watt-hours. For constant power, energy in watt-hours is the product of power in watts and time in hours. The kilowatt-hour is most commonly known as a billing unit for energy delivered to consumers by electric utilities.

The terms power and energy are frequently confused. An electrical load (e.g. a lamp, toaster, electric motor, etc.) has a rated "size" in watts. This is its running power level, which equates to the instantaneous rate at which energy must be generated and consumed to run the device. How much energy is consumed at that rate depends on how long you run the device. However, its power level requirements are basically constant while running. The unit of energy for residential electrical billing, kilowatt-hours, integrates changing power levels in use at the residence over the past billing period (nominally 720 hours for a 30-day month), thus showing cumulative electrical energy use for the month.

A power station electricity output at any particular moment would be measured in multiples of watts, but its annual energy sales would be in multiples of watt-hours. A kilowatt-hour is the amount of energy equivalent to a steady power of 1 kilowatt running for 1 hour.

Megawatt (MW)

The megawatt is equal to one million watts. A large residential or commercial building may use several megawatts in electric power and heat.

Photo Voltaic (PV)

A solar cell (also called a photovoltaic cell or photocell) is an electrical device that converts the energy of light directly into electricity by the photovoltaic effect. It is a form of photoelectric cell (in that its electrical characteristics—e.g. current, voltage, or resistance—vary when light is incident upon it) which, when exposed to light, can generate and support an electric current without being attached to any external voltage source, but do require an external load for power consumption.

The operation of a photovoltaic (PV) cell requires 3 basic attributes:

•	The absorption of light, generating either electron-hole pairs or excitons.

•	The separation of charge carriers of opposite types.

•	The separate extraction of those carriers to an external circuit.

Power Purchase Agreement (PPA)

A power purchase agreement is a contract between two parties, one who generates electricity for the purpose (the seller) and one who is looking to purchase electricity (the buyer). The PPA defines all of the commercial terms for the sale of electricity between the two parties, including when the project will begin commercial operation, schedule for delivery of electricity, penalties for under delivery, payment terms, and termination. A PPA is the principal agreement that defines the revenue and credit quality of a generating project and is thus a key instrument of project finance. There are many forms of PPA in use today and they vary according to the needs of buyer, seller, and financing counterparties.